Exhibit 5.1

August 2, 2007

DNAPrint Genomics, Inc.

1621 W. University Parkway

Sarasota, FL 34243-2732

Re:

DNAPrint Genomics, Inc.

Registration Statement on Form SB-2, Amendment No. 3

File No. 333-141991

Re:  Registration of 125,000,000 common stock

Under the Securities Act of 1933, as amended

Ladies and Gentlemen:

We have acted as DNAPrint Genomics, Inc., a Utah corporation (the “Company”) in connection with the preparation of a registration statement on Form SB-2, filed by the Company with the Securities and Exchange Commission (the “Commission”) pursuant to the Securities Act of 1933, as amended (“Act”).

The subject Registration Statement relates to the registration of up to 82,500,000 shares underlying an Investment Agreement and a Registration Rights Agreement with Dutchess Private Equities Fund (“Dutchess”).  Pursuant to the above referenced agreements, Dutchess has committed to purchase the Company’s common stock from time to time as the Company delivers put notices to Dutchess.  Such notices will state the dollar amount of common stock the Company desires Dutchess to purchase subject to the limits in the Investment Agreement.  Upon receipt of put notices, Dutchess is obligated to purchase from the Company shares of the Company’s common stock based upon pricing periods and pricing formulas as more fully set forth in the Investment Agreement.  The obligation of Dutchess to purchase under the Dutchess Investment Agreement is contingent upon the Company having an effective Registration Statement registering the resale of the shares by Dutchess.  This opinion is being furnished pursuant to Item 601(b)(5) of Regulation S-B under the Act.

We have reviewed the Company's charter documents, the corporate proceedings taken by the Company in connection with the Dutchess Investment Agreement, Registration Rights Agreement and the related transactions and such other documents, records and matters of law, as we have deemed necessary for purposes of this opinion.

Based on the foregoing and in reliance thereon, and subject to the qualifications and limitations set forth below, we are of the opinion that:

1.

The 82,500,000 shares being registered for resale on behalf of Dutchess pursuant to the Registration Statement have been duly authorized and reserved.  The Shares, when issued upon exercise of each put in accordance with the terms of the Investment Agreement, including payment of the applicable put price will be validly issued, fully paid and non-assessable.

In rendering the foregoing opinion, we have assumed (a) that the resolutions of the board of directors of the Company authorizing the Company to issue the Shares pursuant to the Dutchess Investment Agreement will remain in full force and effect until all of the Shares have been issued, and (b) the authenticity of all documents submitted to us as originals and the conformity to original documents of all documents submitted to us as copies and relied, as to certain factual matters, without any independent investigation, inquiry or verification, upon statements or certificates of public officials and of representatives of the Company.

We consent to the filing of this opinion as Exhibit 5.1 to the Registration Statement and to the reference to this firm under the caption "Legal Matters" in the prospectus which is part of the Registration Statement. In giving this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Act, the rules and regulations of the Commission promulgated thereunder or Item 509 of Regulation S-K.

JOHNSON, POPE, BOKOR, RUPPEL & BURNS, LLP

ATTORNEYS AND COUNSELLORS AT LAW

DNAPrint Genomics, Inc.

August 1, 2007

Our opinion is expressly limited to the matters set forth above and we render no opinion, whether by implication or otherwise, as to any other matters relating to the Company or the Shares.

Sincerely,
Johnson, Pope, Bokor, Ruppel & Burns, LLP

/s/ Michael T. Cronin
Michael T. Cronin